FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Index



                                                                         Page(s)

Report of Independent Accountants                                             2

Financial statements:

    Statements of net assets available for plan benefits with fund
       information as of December 31, 1998 and 1997                           3

    Statements of changes in net assets available for benefits
       for the year ended December 31, 1998                                   4

    Notes to financial statements                                          5- 7

Supplemental schedules:

    Item 27a - Schedule of assets held for investment purposes
       as of December 31, 1998                                                8

    Item 27d - Schedule of reportable transactions for the year
       ended December 31, 1998                                                9

Report of Independent Accountants



To the Directors' Examining Committee and
Benefits Committee of Flushing Financial Corporation


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST (the "Plan") as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's trustees; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules, listed on the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
New York, New York
October 14, 1999

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Statements of Net Assets Available for Plan Benefits with Fund
Information

As of December 31, 1998 and 1997

                                                                As of December 31, 1998
                   -----------------------------------------------------------------------------------------------------------------
                                                                                                                Flushing
                                                                                       Retirement               Financial
                              Emerging                Short-  Intermediate   Actively  System Group           Corporation
                     Core     Growth       Value      Term        Term       Managed   Inc.                       Common     1998
                     Equity   Equity       Equity     Investment  Bond       Bond      Common       Loans to      Stock      Totals
                     Fund*    Fund*        Fund*      Fund*       Fund       Fund      Stock        Participants  Fund*
                   ---------  ----------  ----------  --------- ----------  ---------  ------------ ----------  ----------  --------
Assets:
 Investments at fair value:
   Participant directed
    Investments   $1,285,589   $356,403    $437,243   $296,768    $50,106   $107,790        $2,448             $1,251,979 $3,788,326
   Participant loans                                                                                 $199,974                199,974
   Benefits Payable     (475)                                                                                                  (475)
                   ---------  ----------  ----------  --------- ----------  ---------  ------------ ----------  ---------  ---------
Net assets available for
 plan benefits    $1,285,114   $356,403    $437,243   $296,768    $50,106   $107,790        $2,448   $199,974  $1,251,979 $3,987,825
                   =========  ==========  ==========  ========= ==========  =========  ============ ==========  =========  =========


                                                                As of December 31, 1997
                   -----------------------------------------------------------------------------------------------------------------
                                                                                                                Flushing
                                                                                       Retirement               Financial
                              Emerging                Short-  Intermediate   Actively  System Group           Corporation
                     Core     Growth       Value      Term        Term       Managed   Inc.                       Common     1997
                     Equity   Equity       Equity     Investment  Bond       Bond      Common       Loans to      Stock      Totals
                     Fund*    Fund*        Fund*      Fund*       Fund       Fund      Stock        Participants  Fund*
                   ---------  ----------  ----------  --------- ----------  ---------  ------------ ----------  ----------  --------
Assets:
 Investments at fair value:
   Participant directed
     Investments  $1,020,002   $381,443    $352,062   $274,960    $56,509   $122,762        $2,734             $1,546,135 $3,756,607
   Participant loans                                                                                 $149,957                149,957
                   ---------  ----------  ----------  --------- ----------  ---------  ------------ ----------  ---------  ---------
Net assets available for
 plan benefits    $1,020,002   $381,443    $352,062   $274,960    $56,509   $122,762        $2,734   $149,957  $1,546,135 $3,906,564
                   =========  ==========  ==========  ========= ==========  =========  ============ ==========  =========  =========


 *   Represents 5% or more of net assets available for plan benefits.


The accompanying notes are an integral part of these financial statements.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information

For the year ended December 31, 1998

                                                                                                           Flushing
                                                                                      Retirement           Financial
                               Emerging             Short-   Intermediate   Actively  System Group        Corporation
                      Core     Growth       Value   Term         Term       Managed   Inc.                    Common
                      Equity   Equity       Equity  Investment   Bond       Bond      Common    Loans to      Stock
                      Fund     Fund         Fund    Fund         Fund       Fund      Stock     Participants  Fund        Totals
                      --------  ---------  -------  ---------  ---------  ---------  -----------  --------- ---------   ---------
Additions:

 Net appreciation(depreciation)
  in the fair value
  of investments       270,665   (20,495)   68,525     16,186      4,257     10,534          224         --   (3,211)     346,685

Contributions:
 Employer, net of
  forteitures           25,828      8,320    7,458      6,785      1,365      2,601           --         --    70,476     122,833
  Participants         110,195     48,523   41,457     36,862      6,432     12,972           --         --    56,092     312,533
                       --------  ---------  -------  ---------  ---------  ---------  -----------  --------- ---------   ---------
Total additions        406,688     36,348   117,440    59,833     12,054     26,107          224              123,357     782,051

Distributions to
 participants          (94,874)  (44,678)   (33,327)  (37,182)   (15,426)   (36,417)        (510)   (18,233)  (419,668)   (700,315)
Net transfers among
 funds                 (13,873)  (11,254)    11,208     4,833       (519)      (695)          --         --     10,300          --
Net loan activity      (32,354)   (5,456)   (10,140)   (5,676)    (2,512)    (3,967)          --     68,250     (8,145)         --
Benefits payable          (475)       --         --        --         --         --           --         --        --         (475)
                       --------  ---------  -------  ---------  ---------  ---------  -----------  --------- ---------   ---------

Net increase(decrease) in
 net assets available for
 plan benefits         265,112   (25,040)   85,181     21,808    (6,403)    (14,972)        (286)    50,017   (294,156)     81,261

Net assets available for plan Benefits
 -December 31, 1997  1,020,002   381,443   352,062    274,960    56,509     122,762        2,734    149,957   1,546,135  3,906,564
                     ---------  ---------  -------   --------- ---------   ---------  -----------  ---------  ---------  ---------
Net assets available for plan Benefits
 -December 31, 1998 $1,285,114  $356,403  $437,243   $296,768   $50,106    $107,790       $2,448   $199,974  $1,251,979 $3,987,825
                     =========  =========  =======   =========  ========   ========   ===========  =========  =========  =========


The accompanying notes are an integral part of these financial statements.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Notes to Financial Statements

1.    Description of Plan:

      The following description of the Flushing Savings Bank, FSB 401(k) Savings Plan in RSI Retirement Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a.    General:
        The Plan is a tax-deferred savings plan which began on September 1, 1987, and covers all salaried employees of Flushing Savings Bank, FSB (the "Bank") who have completed one year of service and are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b.    Contributions:
        Participant contributions can be no less than 2% nor greater than 10% of their base compensation for each plan year and cannot exceed $10,000 annually for the plan year ended December 31, 1998, adjusted as prescribed under the Internal Revenue Code. The Bank will match 50% of each participant's basic contributions up to a maximum of 3% of the participant's base compensation. Of the 50% match, one half of the match will be invested into the Flushing Financial Corporation Common Stock Fund. The remaining half of the march will be invested into corresponding participant directed investment accounts. Currently, contributions to the Plan are not subject to Federal, state, or local income taxes until withdrawn from the Plan. Participant forfeitures serve to reduce the contribution due from the Bank.

c.    Participant accounts:
        Each participant's account is credited with the participant's contributions and the Bank's matching contributions. The plan assets are held by the RSI Retirement Trust ("RSI") and are segregated into eight investment accounts: Core Equity Fund, Emerging Growth Equity Fund, Value Equity Fund, Intermediate-Term Bond Fund, Actively Managed bond Fund, Short-Term Investment Fund, RSI Common Stock Fund and Flushing Financial Corporation Common Stock Fund.

        Certain assets are not allocated to the above investment accounts. Those unallocated amounts represent contributions pending allocation to the designed investment accounts. In accordance with the provisions of the Plan, net assets are to be valued from time to time, but not less often than monthly, and the increase or decrease in such value since the last valuation date is allocated among the participants' accounts so as to preserve each participant's beneficial interest in the Plan.

d.    Vesting:
        Participants are immediately 100 percent vested in their salary deferral contributions plus earnings thereon. Vesting of employer contributions on behalf of each participant is based on years of service. A participant is 100 percent vested after six years of credited service. At December 31, 1998, forfeited nonvested accounts totaled $6,611, which will be used to reduce future employer contributions.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Notes to Financial Statements, Continued

e.    Investment options:
        Upon   enrollment  in  the  Plan,  a  participant  may  direct  employee contributions in one percent increments into the eight investment accounts.

f. Payment of benefits:
        Upon termination of service, a participant is entitled to receive a lump sum or, in certain circumstances, quarterly, semi-annual, or annual installments, equal to the value of his or her account to the extent such funds are vested.

g. Loans to participants:
        Loans are made available to all participants on a uniform and nondiscriminatory basis. All loans must be adequately collateralized and amortized over a period not to exceed five years unless the loan is to purchase the principle residence of a participant, in which case, the term cannot exceed ten years. Loans must bear a reasonable rate of interest (currently prime rounded to the nearest one quarter of one percent). Loans are limited by the Internal Revenue Code Section 72(p) and may not exceed the lesser of (i) 50% of the net value of a participant's vested account balance or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months. At December 31, 1998, outstanding loans bore interest rates in the range of 6% to 10%.


2.    Summary of Significant Accounting Policies:

      a.INVESTMENT VALUATION:
        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost which approximates fair value.

        The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its funds and common stock, which consists of the realized gains or losses, unrealized appreciation (depreciation) and dividend or interest income on securities held by those funds. Dividend and interest income on investments held by the funds are reinvested by each fund.

      b.   EXPENSES:
            Administrative expenses are paid by the Bank at the discretion of the Plan Administrator.

      c.   OTHER:
            Interest income on loans is recorded as earned on an accrual basis.

      d.   PAYMENT OF BENEFITS:
             Benefit payments to participants are recorded upon distribution.


Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Notes to Financial Statements, Continued

      e. ESTIMATES:
         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the period and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      f. RISKS AND UNCERTAINTIES:
         The Plan provides for various investment options in any combination of mutual funds and other investment securities.Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.


3.    Plan Termination:

      Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the Internal Revenue Code and all income tax regulations promulgated thereunder.

4.    Federal Tax Status:

      The Internal Revenue Service has determined and informed the Company by a signed letter dated January 5, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST


Item 27a - Schedule of Assets Held for Investment Purposes

As of December 31, 1998

Number of                                                    Market
 Units or                                                  Value Per
  Shares        Description of        Cost*     Fair       Unit/Share
                  Investment                    Value
----------- -----------------------  ---------  ---------- -----------

13,429.024  Core Equity Fund         $439,129   $1,285,114     $95.69

 5,241.219  Emerging Growth
            Equity Fund               281,820     356,403       68.00

 6,421.550  Value Equity Fund         377,459     437,243       68.09

13,148.796  Short-Term  Investment    296,242     296,768       22.57
            Fund

 2,854.596  Actively  Managed Bond    103,964     107,790       37.76
            Fund

 1,462.083  Intermediate-Term          49,404      50,106       34.27
            Bond Fund

   490.588  Retirement System           2,409       2,448        4.99
            Group, Inc.

       --   Loans to                  199,974     199,974          --
            participants**

59,234.378  Flushing Financial        712,060   1,251,979      21.136
            Corporation
                 Stock Fund
                                     ---------  ---------

                    Total           $2,462,461 $3,987,825
                                     ---------  ---------

   * Represents the Plan's percentage of each fund's historical cost.
  ** Loans bear a rate of interest of prime rounded to the nearest one quarter of one percent.
     Interest rate range of 6% to 10% for all outstanding loans to participants as of December 31, 1998.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Item 27d - Schedule of Reportable Transactions

For the year ended December 31, 1998

                                                                    Net
                              Purchases              Sales          Gain
Description of Assets      Number      Cost     Number   Proceeds   (Loss)
------------------------  --------  ---------  -------  ---------  -------

Marine Midland Bank Short Term
  Investment Fund             75     179,395     35      178,621       --

RSI Retirement Trust
     Core Equity Fund         80     167,955     48      170,156    4,294

These items represent transactions that either individually or when aggregated equaled or exceeded 5% of the beginning net assets available for plan benefits.